Exhibit 99.1

CROWDGATHER, INC. ANNOUNCES RECORD FOURTH QUARTER
AND RECORD 2012 YEAR-END RESULTS

•	Revenues and Gross Profit increased 22% and 125% Respectively in FY 2012
•	CrowdGather has no long term debt and has approximately $2.3M in cash
•	Annual Conference Call to Discuss Results at 2 PM PT Today

Woodland Hills, CA.  July 9, 2012 --- One of the leading networks of forum communities on the Internet, CrowdGather (OTCBB:CRWG), today announced financial results for the fourth quarter and fiscal year ended April 30, 2012.

The Company reported revenues of $580,716 for the fourth quarter of fiscal 2012, an increase of 42% from the $407,741 reported for the fourth quarter of fiscal 2011. For the fiscal year ended April 30, 2012, the Company reported revenues of $1,932,798, an increase of 22% from the $1,580,957 reported for fiscal 2011. Gross profit for the fiscal year ended April 30, 2012, was $1,811,464, an increase of 125% from the $805,443 reported for fiscal 2011.

“During 2012, we experienced a significant increase in revenue and gross profit due in part to strategic acquisitions, but also because we exclusively focused on monetizing our own forum ad inventory,” said Sanjay Sabnani, CrowdGather’s Chairman and CEO.  “We expect to carry this positive momentum into fiscal year 2013 as we are working toward completing a number of initiatives that should help add to high margin revenue growth.”

Net loss for the 2012 fiscal year was $3,106,723 or $.05 per share, versus a net loss of $2,812,228 or $.06 for the fiscal year ended April 30, 2011.

Revenue improved in fiscal 2012 due to a number of acquisitions that included Pbnation.com and the Company’s largest network platform, Yuku.com, and also because the Company focused on increasing the monetization from its existing advertising inventory, which helped improve the revenue per thousand impressions (RPM).  The acquisitions of forum properties helped provide additional ad inventory to sell, and gross profit improved greatly as the Company sold its own ad inventory and no longer incurred significant cost of revenue after Q1 2012 from the Adisn display and per-action advertising campaigns that contributed to over 50% of gross revenues in fiscal 2011.

The increase in fiscal 2012 gross profit was mostly offset by a $1,237,075 year-over-year increase in total operating expenses, including general and administrative expenses, as well as payroll expenses.  Although CrowdGather may hire a few additional sales and support staff to help foster growth, the Company expects operating expenses to remain stable during fiscal 2013.

To better position the Company for advertisers, forum owners, and prospective investors, the Company has relaunched its corporate web site, www.crowdgather.com, with a new look and feel that features the Company’s ad supported business model and the benefits of its network for advertisers, forum owners, and general community users.

The Company recognizes that many online advertisers seek engagement with online enthusiasts, trendsetters, and users who are passionate about specific topics and products.  Forums offer a significant opportunity to advertisers, as they are tightly knit social communities with concentrations of influencers who are often experts on the forum subject matter. These users have generally been inaccessible to advertisers, including agencies, with larger budgets who prefer making broad category or vertically specific purchases.

Thus, the Company is focused on deploying in late Q2 fiscal 2013 the redeveloped ad server obtained during the June 2010 Adisn acquisition. The Company’s customized, forum-specific ad server can be leveraged by advertisers seeking scale and reach into specific vertical interest categories they would not otherwise have access to, and by publishers or forum owners who will be able to avail themselves of higher CPMs because of their participation in aggregated categories. Similar to functionality available on Facebook Ads or the Google platform, advertisers and publishers will be able to access the CrowdGather ad server via self-service web portals; advertisers will be able to register, upload creatives, and start campaigns, and publishers will have the flexibility to make some or all of their inventory available to the ad exchange, depending on their preferences. Larger brand advertisers and their agencies will still have concierge service and direct engagement from the Company’s sales team. In addition to traditional display advertising, the Company will also offer content marketing in the form of sponsored posts.

The Company is also committed to delivering brand safe content to serve its advertisers. The Company has thousands of moderators and forum administrators patrolling the network, and while it is developing a proprietary solution, it is currently using a third-party vendor to consistently identify and prune non-monetizable content that conflicts with the Company’s terms of service. Additionally, some of the content is international and from countries for which there are limited advertising opportunities. The Company estimates that the ongoing removal of non-monetizeable content that also conflicts with its terms of service may reduce its total monthly pageviews by 20 to 30 million, to a total that ranges between 180 to 190 million monthly pageviews network wide, depending on normal traffic cyclicality. However, the Company does not expect any significant impact to revenue from the pruning and should experience an immediate lift to RPM.

Additionally, the Company expects the ad server, coupled with the improved quality of the network, will further improve its RPM during fiscal 2013. Based on historical cyclicality, the Company expects its Q3 and Q4 of fiscal 2013 that end in January and April 2013, respectively, will generate the highest quarterly RPM and traffic figures.  The Company’s Q1 ending in July and Q2 ending in October are typically the slowest traffic months, with the US summer resulting in both less time online for users as well as lower advertiser payouts.

During April 2012, the Company reached over 220 million monthly pageviews across all properties compared to 140 million monthly pageviews during April 2011, and had over 18 million monthly unique visitors compared to 15 million monthly uniques a year earlier. Based upon current statistics from Google Analytics, CrowdGather’s network of forums is currently generating approximately 200 to 210 million monthly page views and over 17 million monthly unique visitors.  The Company believes that the decline in pageview traffic may be due to a slowdown caused by summer cyclicality, the content pruning process, and the Amazon Web Services (AWS) outage that occurred on June 14, 2012. In addition to significantly impacting pageview traffic on the Company’s Yuku.com platform from June 14 into June 15, 2012, the AWS outage affected many popular sites like Quora.com, Pinterest.com, and Dropbox.com. As part of the Company’s risk mitigation and cost savings strategies, it is in the process of migrating its third-party hosted sites, such as Yuku.com, to its own network operating center (NOC), located in Los Angeles, California. The Company believes the migration will help improve uptime, speed, and stability for its sites, and will also result in savings of $12,000 to $25,000 per month upon completion due to the difference between the lower cost equipment lease payments and the higher cost third-party hosting charges.

As of May 3, 2012, approximately 26.1 million users are registered on Company network sites, with 70.1 million total discussions and nearly 1.2 billion individual replies. Additionally, approximately 24.9 million users are registered on CrowdGather Network sites to date with 72.0 million total discussions comprising nearly 1.2 billion individual replies.

As advertisers are drawn to quality content and editorially focused home pages, the Company has been working diligently to improve its brand sites—this was recently demonstrated by the relaunches of Digishoptalk.com and Pocketables.com in May of 2012. The Company is also conducting ongoing development across all of its network properties, i.e. Yuku.com, to continue improving the administrator and user experience in the communities. The Company is constantly working toward offering its communities favorable terms, features, and incentives to help them grow and prosper. Some changes will include offering mobile applications, new user interface and additional layout capabilities.

“We closed 2012 with record quarterly and annual revenues,” Sabnani continued, “and to our knowledge, in fiscal 2013 we will be the first forum company to deploy a customized ad server dedicated to creating a forum-centric ad network. We believe the ad server will help create a marketplace that will benefit advertisers and third party publishers, as well as help increase CPMs for our own inventory.

“We believe the company has enough capital to achieve breakeven,” Sabnani continued.  “We are working toward completing a number of internal initiatives that should impact topline growth. Some of the initiatives include the ad server launch, the development of an internal tool for monitoring and removing non-monetizable content, and general software development that will improve our communities network wide.  We are enthusiastic about our prospects for fiscal 2013 and will continue to work toward growing revenue from the deployment and improvement of engineering products that support our forum communities.”

In addition to selling display and other advertising across the Company’s forum network, it also conducted a marketing case study around online product distribution across its own platform, as well as throughout the Internet.  In January of 2012, the Company launched Erox body spray, which involved America’s Next Top Model winner Adrianne Curry. Ms. Curry helped launched the product and was invited to speak on the Howard Stern radio show and other media programs.  The Company is now working to capitalize on those and other media efforts, and in addition to relaunching its current site, www.erox.com, the Company is in the process of developing multiple landing pages to help support affiliates interested in selling the Erox body spray.  The Company recently engaged a European distributor who is making Erox available in France and other parts of Europe, and has contracted with an external consultant to help widely distribute Erox.  The Company may benefit in fiscal 2013 from its efforts to continue selling the Erox body spray product line.

Management believes the Company has sufficient working capital to maintain operations, conduct further acquisitions, and improve the monetization of existing ad inventory with its ad server to reach breakeven without additional financing.  CrowdGather ended fiscal 2012 with approximately $2.3 million of cash and as of July 6, 2012, had a cash balance of approximately $1.9 million. The Company anticipates it will use its current cash reserves for operations.  However, if opportunities become available, the Company may allocate some cash and equity toward acquisitions, depending on the Company’s share price at the time a transaction is consummated.

Because of the Company’s growing global reach, the Company has implemented the US-EU Safe Harbor Framework and the US-Swiss Safe Harbor Framework as set forth by the US Department of Commerce regarding the collection, use, and retention of personal information from European Union member countries and Switzerland. The Company certifies that it adheres to the Safe Harbor Privacy Principles of notice, choice, onward transfer, security, data integrity, access, and enforcement. To learn more about the Safe Harbor program and to view the Company’s certification, please visit www.export.gov/safeharbor/.

For an additional overview of the Company and other details, please join us for our financial results conference call on Monday, July 9, 2012, at 2:00 p.m. PT. The live call-in information is: 1-877-941-8609, passcode 4549355# and the replay, which will be available until 11:59 p.m. PT on July 16, 2012, can be reached by dialing 1-800-406-7325, passcode 4549355#.

About CrowdGather, Inc.

With its growing portfolio of special interest forums and enthusiast message board communities, CrowdGather (www.crowdgather.com) has created a centralized network to benefit forum members, forum owners, and forum advertisers. CrowdGather provides a highly interactive and informational social network for members, a management and revenue-sharing resource for third-party forum owners, and a largely untapped advertising network for marketers worldwide.

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth and business strategy. Words such as “expects”, “will”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations on such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the Company’s business; general economic, industry and market sector conditions; the ability to generate increases revenues from the Company’s forums; the ability to obtain additional financing to implement the Company's long-term growth strategy; the ability to manage the Company's growth; the ability to develop and market new technologies to respond to rapid technological changes; competitive factors in the market(s) in which the Company operates; and other events, factors and risks disclosed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CROWDGATHER, INC.
 CONSOLIDATED BALANCE SHEETS

	April 30, 2012	April 30, 2011

ASSETS

Current assets
Cash	$2,328,492	$6,667,901
Investments	28,570	-
Accounts receivable	42,995	243,917
Inventory	35,132	-
Prepaid expenses and deposits	88,932	49,729

Total current assets	2,524,121	6,961,547

Property and equipment, net of accumulated depreciation of $241,569 and $140,804, respectively	131,775	172,751

Intangible assets, net of accumulated amortization of $15,224 and $30,940, respectively	9,333,928	5,811,707
Goodwill	4,360,176	4,360,176

Total assets	$16,349,400	$17,306,181

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$54,095	$82,805
Accrued vacation	27,468	13,111
Other accrued liabilities	28,890	64,035

Total current liabilities	110,453	159,951

Stockholders’ equity
Preferred Series A stock, $0.001 par value, 25,000,000 shares authorized,-0- shares issued and outstanding	-	-
Common stock, $0.001 par value, 975,000,000 shares authorized, 58,234,216 and 57,089,408 issued and outstanding, respectively	58,234	57,089
Common stock obligation	-	3,784,322
Additional paid-in capital	28,436,644	22,432,597
Accumulated deficit	(12,234,501)	(9,127,778)
Accumulated other comprehensive loss	(21,430)	-

Total stockholders’ equity	16,238,947	17,146,230

Total liabilities and stockholders’ equity	$16,349,400	$17,306,181

CROWDGATHER, INC.
 CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED APRIL 30, 2012 AND 2011

	2012	2011

Revenue	$1,932,798	$1,580,957

Cost of revenue	121,334	775,514

Gross profit	1,811,464	805,443
Operating expenses
Payroll and related expenses	1,669,289	881,857
General and administrative	3,163,126	2,806,827
Impairment of intangible assets	93,344	-
Total operating expenses	4,925,759	3,688,684

Loss from operations	(3,114,295)	(2,883,241)

Other income (expense), net	8,372	71,813

Net loss before provision for income taxes	(3,105,923)	(2,811,428)

Provision for income taxes	800	800

Net loss	$(3,106,723)	$(2,812,228)

Weighted average shares outstanding- basic and diluted	58,329,316	44,904,994

Net loss per share – basic and diluted	$(0.05)	$(0.06)

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For additional information, please contact:

Investor Contact:   Sanjay Sabnani
                                   Phone: 818-435-2472 x 101
                                   Email: sanjay@crowdgather.com

Media Contact:      Stacy Dimakakos
                                   Phone: 917-981-5501
                                   Email: stacy@publicworldwide.com